FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2020

Commission File Number: 001-11960
AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Imfinzi granted FDA Priority Review for less-frequent, fixed-dose use

18 August 2020 07:00 BST

Imfinzi granted FDA Priority Review for less-frequent, fixed-dose use

Option would extend dosing to four weeks in non-small cell lung and bladder cancer reducing medical visits by half

AstraZeneca's Imfinzi (durvalumab) has received acceptance for its supplemental Biologics License Application (sBLA) and has also been granted Priority Review in the US for a new four-week, fixed-dose regimen for treatment in the approved indications of non-small cell lung cancer (NSCLC) and bladder cancer.

If approved, Imfinzi could be administered intravenously every four weeks at a fixed dose of 1500mg in unresectable Stage III NSCLC after chemoradiation therapy and previously treated advanced bladder cancer, consistent with the approved dosing in extensive-stage small cell lung cancer (ES-SCLC).

The Food and Drug Administration (FDA) grants Priority Review to applications for medicines that offer significant advances over available options by demonstrating safety or efficacy improvements, preventing serious conditions, or enhancing patient compliance. The Prescription Drug User Fee Act date, the FDA action date for their regulatory decision, is during the fourth quarter of 2020.

If approved, the new dosing will be available as an alternative to the approved weight-based dosing of 10mg/kg every two weeks. The sBLA was based on data from several Imfinzi clinical trials, including results from the Phase III CASPIAN trial in ES-SCLC which used the four-week, fixed-dose regimen during maintenance.

Dave Fredrickson, Executive Vice President, Oncology Business Unit, said: "The new less-frequent dosing option for non-small cell lung cancer and bladder cancer will simplify and improve treatment by enabling continuity of care while minimising the risk of exposure to infection in the healthcare setting. This takes on particular urgency during the current pandemic, as doctors care for patients at high risk of COVID-19 complications. We are working with health authorities in the US and other countries to bring the option of four-week, fixed dosing for Imfinzi to patients around the world as soon as we can."

Imfinzi is approved in the curative-intent setting of unresectable, Stage III NSCLC after chemoradiation therapy in the US, Japan, China, across the EU and in many other countries, based on the Phase III PACIFIC trial. Imfinzi is also approved for previously treated patients with advanced bladder cancer in the US and several other countries. Additionally, it is approved in the US and under review in Japan and other countries for ES-SCLC. Imfinzi was also recently recommended for marketing authorisation in the EU for this indication.

Stage III NSCLC
Stage III (locally-advanced) NSCLC is commonly divided into three sub-categories (IIIA, IIIB and IIIC), defined by how much the cancer has spread locally and the possibility of surgery.1 Stage III disease is different from Stage IV disease, when the cancer has spread (metastasised), as the majority of Stage III patients are currently treated with curative intent.1,2

Stage III NSCLC represents approximately one-third of NSCLC incidence and in 2015 was estimated to affect nearly 200,000 patients in the following eight key countries: China, France, Germany, Italy, Japan, Spain, UK, and the US, with approximately 43,000 cases in the US alone.3,4 The majority of Stage III NSCLC patients are diagnosed with unresectable tumours.5 Prior to approval of Imfinzi in this setting, no new treatments beyond chemoradiation therapy had been available to patients for decades.6-9

Bladder cancer
In 2018, approximately 550,000 people were diagnosed with bladder cancer around the world and 200,000 died from the disease.10 Locally advanced and metastatic bladder cancer remains an area of unmet medical need and typically only one in seven patients are alive five years after diagnosis.11 Urothelial cancer (UC) is the most common form of bladder cancer.12 UC is the 10th most common cancer worldwide and the 13th most common cause of cancer death.10,13 PD-L1 is widely expressed in tumour and immune cells in patients with bladder cancer and helps tumours evade detection from the immune system.14

Imfinzi
Imfinzi (durvalumab) is a human monoclonal antibody that binds to PD-L1 and blocks the interaction of PD-L1 with PD-1 and CD80, countering the tumour's immune-evading tactics and releasing the inhibition of immune responses.

As part of a broad development programme, Imfinzi is also being tested as a monotherapy and in combination with tremelimumab, an anti-CTLA4 monoclonal antibody and potential new medicine, as a treatment for patients with NSCLC, SCLC, bladder cancer, head and neck cancer, liver cancer, biliary tract cancer, cervical cancer and other solid tumours.

AstraZeneca in lung cancer
AstraZeneca has a comprehensive portfolio of approved and potential new medicines in late-stage development for the treatment of different forms of lung cancer spanning different histologies, several stages of disease, lines of therapy and modes of action. AstraZeneca aims to address the unmet needs of patients with EGFR-mutated tumours as a genetic driver of disease, which occur in 10-15% of NSCLC patients in the US and EU and 30-40% of NSCLC patients in Asia, with the approved medicines Iressa (gefitinib) and Tagrisso (osimertinib) and its ongoing Phase III trials LAURA, NeoADAURA and FLAURA2.15-17

AstraZeneca is committed to addressing tumour mechanisms of resistance through the ongoing Phase II trials SAVANNAH and ORCHARD which test Tagrisso in combination with savolitinib, a selective inhibitor of c-MET receptor tyrosine kinase, along with other potential new medicines. Enhertu (trastuzumab deruxtecan), a HER2-directed antibody drug conjugate, is in development for metastatic non-squamous HER2-overexpressing or HER2-mutated NSCLC including trials in combination with other anticancer treatments. In addition, DS-1062, a trophoblast cell-surface antigen 2 (TROP2)-directed ADC, is in early development for advanced NSCLC where TROP2 is overexpressed in the majority of tumours.18

An extensive Immuno-Oncology development programme focuses on lung cancer patients without a targetable genetic mutation which represents up to three-quarters of all patients with lung cancer.19 Imfinzi, an anti-PDL1 antibody, is in development for patients with advanced disease (Phase III trials POSEIDON and PEARL) and for patients in earlier stages of disease including potentially-curative settings (Phase III trials MERMAID-1, AEGEAN, ADJUVANT BR.31, PACIFIC-2, PACIFIC-4, PACIFIC-5, and ADRIATIC) both as monotherapy and in combination with tremelimumab and/or chemotherapy. Imfinzi is also in development in the Phase II trials NeoCOAST, COAST and HUDSON in combination with potential new medicines from the early-stage pipeline including Enhertu.

AstraZeneca's approach to Immuno-Oncology
Immuno-oncology (IO) is a therapeutic approach designed to stimulate the body's immune system to attack tumours. The Company's IO portfolio is anchored by immunotherapies that have been designed to overcome anti-tumour immune suppression. AstraZeneca is invested in using IO approaches that deliver long-term survival for new groups of patients across tumour types.

The Company is pursuing a comprehensive clinical-trial programme that includes Imfinzi as a monotherapy and in combination with tremelimumab in multiple tumour types, stages of disease, and lines of therapy, and where relevant using the PD-L1 biomarker as a decision-making tool to define the best potential treatment path for a patient. In addition, the ability to combine the IO portfolio with radiation, chemotherapy, small targeted molecules from across AstraZeneca's Oncology pipeline, and from research partners, may provide new treatment options across a broad range of tumours.

AstraZeneca in oncology
AstraZeneca has a deep-rooted heritage in oncology and offers a quickly growing portfolio of new medicines that has the potential to transform patients' lives and the Company's future. With seven new medicines launched between 2014 and 2020, and a broad pipeline of small molecules and biologics in development, the Company is committed to advance oncology as a key growth driver for AstraZeneca focused on lung, ovarian, breast and blood cancers.

By harnessing the power of four scientific platforms - Immuno-Oncology, Tumour Drivers and Resistance, DNA Damage Response and Antibody Drug Conjugates - and by championing the development of personalised combinations, AstraZeneca has the vision to redefine cancer treatment and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/NYSE: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

References
1. ASCO. Cancer.net. Lung Cancer - Non-Small Cell. Available at: https://www.cancer.net/cancer-types/lung-cancer/view-all. Accessed June 2020.
2. Cheema PK, et al. Perspectives on Treatment Advances For Stage III Locally Advanced Unresectable Non-Small-Cell Lung Cancer. Curr Oncol. 2019;26(1):37-42. doi:10.3747/co.25.4096. Accessed June 2020.
3. Antonia SJ, et al. PACIFIC Investigators. Durvalumab After Chemoradiotherapy In Stage III Non-Small-Cell Lung Cancer. N Engl J Med. 2017;377(20):1919-1929.
4. EpiCast Report: NSCLC Epidemiology Forecast to 2025. GlobalData. 2016.
5. Provencio M, et al. Inoperable Stage III Non-Small Cell Lung Cancer: Current Treatment And Role Of Vinorelbine. J Thorac Dis. 2011;3:197-204. Accessed June 2020.
6. Eberhardt WE, et al. Panel Members. 2nd ESMO Consensus Conference in Lung Cancer: locally advanced Stage III non-small-cell lung cancer. Ann Oncol. 2015;26(8):1573-1588. Accessed June 2020.
7. Gandara DR, et al. Long-Term Survival with Concurrent CRT Followed by Consolidation Docetaxel in Stage IIIB Non-Small-Cell Lung Cancer: A Phase II Southwest Oncology Group Study (S9504). Clin Lung Cancer. 2006;8(2):116-121. Accessed June 2020.
8. Hanna N, et al. Current Standards and Clinical Trials in Systemic Therapy for Stage III Lung Cancer: What is New? Am Soc Clin Oncol Educ Book. 2015:e442-447. Accessed June 2020.
9. NCCN Clinical Practice Guidelines in Oncology (NCCN Guidelines). Non-small cell lung cancer, version 8. 2017. https://www.nccn.org/professionals/physician_gls/pdf/nscl_blocks.pdf. Published August 3, 2017. Accessed June 2020.
10. World Health Organization International Agency for Research on Cancer. Cancer Fact Sheets - Bladder. Available at http://gco.iarc.fr/today/data/factsheets/cancers/30-Bladder-fact-sheet.pdf. Accessed June 2020.
11. Von der Maase H, et al. Long-Term Survival Results of a Randomized Trial Comparing Gemcitabine Plus Cisplatin, With Methotrexate, Vinblastine, Doxorubicin, Plus Cisplatin in Patients With Bladder Cancer. J Clin Oncol. 2005;23:4602-4608.
12. American Society of Clinical Oncology. Bladder Cancer: Introduction. Available at https://www.cancer.net/cancer-types/bladder-cancer/introduction. Accessed June 2020.
13. World Cancer Research Fund. Bladder cancer statistics. Available at https://www.wcrf.org/dietandcancer/cancer-trends/bladder-cancer-statistics. Accessed June 2020.
14. Magdalene J, et al. Joseph M, et al. Immune Responses in Bladder Cancer-Role of Immune Cell Populations, Prognostic Factors and Therapeutic Implications. Front Oncol. 2019;9:1270.
15. Szumera-Ciećkiewicz A, et al. EGFR Mutation Testing on Cytological and Histological Samples in Non-Small Cell Lung Cancer: a Polish, Single Institution Study and Systematic Review of European Incidence. Int J Clin Exp Pathol. 2013:6;2800-12.
16. Keedy VL, et al. American Society of Clinical Oncology Provisional Clinical Opinion: Epidermal Growth Factor Receptor (EGFR) Mutation Testing for Patients with Advanced Non-Small-Cell Lung Cancer Considering First-Line EGFR Tyrosine Kinase Inhibitor Therapy. J Clin Oncol. 2011:29;2121-27.
17. Ellison G, et al. EGFR Mutation Testing in Lung Cancer: a Review of Available Methods and Their Use for Analysis of Tumour Tissue and Cytology Samples. J Clin Pathol. 2013:66;79-89.
18. Zaman S, et al. Targeting Trop-2 in solid tumors: future prospects. Onco Targets Ther. 2019; 12: 1781-1790.
19. Pakkala, S, et al. Personalized therapy for lung cancer: striking a moving target. JCI Insight. 2018;3(15):e120858.

Adrian Kemp
Company Secretary
AstraZeneca PLC
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 18 August 2020

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary